Filed by Ansys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Ansys, Inc.; Synopsys, Inc.;
Commission File No.: 000-20853

The following email was sent by Ajei Gopal, the President and Chief Executive Officer of Ansys, Inc. to employees of Ansys, Inc. on January 16, 2024:

SUBJECT: Ansys + Synopsys

January 16, 2024

For more than half a century, Ansys has been on a journey to help customers design, develop, and deliver the most amazing products that are limited only by imagination. I’m excited to announce that our journey will continue in a bold new way through a merger with our long-time partner Synopsys. You can read the joint press release we issued here.

By combining our businesses, we will be best positioned to support our customers’ transformations through empowering the innovations that are changing the way people work and play.

Driving New Levels of Innovation for Customers

To meet consumers’ heightened expectations, customers demand integrated software and hardware design solutions. By bringing together Ansys’ world-class simulation and analysis solutions with Synopsys’ deep expertise in design automation, our combined company will be able to help customers by delivering a comprehensive, powerful, and system-focused approach to innovation.

Together, Synopsys and Ansys will give engineers unprecedented insight into the performance of their products through model-based analysis of complex systems – from the behavior of semiconductor chips built using the latest 2-nanometer technology to spacecraft operating millions of kilometers from Earth. In addition, we’ll utilize our combined portfolio to enable customers to better meet new requirements for safety, price, functionality, reliability, and performance.

This is a truly transformative combination – for companies and entire industries – and will spur new levels of innovation for our customers. Organizations that take advantage of the combined company’s compelling value proposition will benefit from the ability to develop next-generation products through a highly efficient operational process. That sets the stage for high returns on investments, unparalleled customer satisfaction levels, and ultimately market success.

A Strong Partner for the Future

We know Synopsys well. For the past several years, Synopsys has been a key strategic partner of Ansys. Synopsys has integrated Ansys semiconductor, electronic, and thermal solutions into their workflows for signoff accuracy. Additionally, our two companies have worked together extensively to create new semiconductor reference design flows for the most advanced process technologies. I am confident that this merger will enable us to build on past success and to achieve even more for our global customers as a combined company.

Next Steps

As is typical with transactions of this nature, our proposed combination is subject to regulatory review in several jurisdictions before it can be completed and we can officially become one organization. We expect the close to occur in the first half of 2025. Until that time, we will continue to operate as independent companies, so it remains business as usual. As I wrote in my note at the beginning of the year, we have high expectations for 2024. We need to keep focused on delivering value to our customers, on driving innovation into our product portfolio, and on transforming the way we work so we can continue growing our business.

I know you have many questions now and will likely have more in the days and weeks ahead. We have prepared an FAQ to answer your initial questions. In addition, Synopsys President and CEO Sassine Ghazi will be my guest at our sales conference, where we will discuss today’s news in more detail.

Ansys and Synopsys have highly complementary technologies, and our go-to-market motion is varied thanks to the nature of our differing customer bases. As we have learned during our long-time partnership, Synopsys has a world-class team and its culture is vibrant and customer-focused, just like ours. Given the highly complementary nature and the significant business expansion opportunities, a larger combined company should deliver additional opportunities for you to grow your career.

As always, thank you for all that you do to make Ansys and our customers successful. Both Ansys and Synopsys are great companies. Together, we will be even better for our customers and the entire industry.

Ajei

Ansys Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Examples of such forward-looking statements include, but are not limited to, statements regarding our preliminary results, expected ACV, recurring ACV, ACV growth and additional 2023 guidance which are subject to change through our audit and customary year-end close and review process. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ and Synopsys’ businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against

Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Synopsys’ common stock; (x) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Ansys’ or Synopsys’ financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Ansys. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result ofnew information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information and Where to Find It

This document relates to a proposed transaction between Synopsys and Ansys. Synopsys will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Synopsys and a proxy statement of Ansys referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ansys shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov.

The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations Department. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com.

Participants in Solicitation

Synopsys, Ansys and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ansys’ shareholders in connection with the proposed transaction. Information about Ansys’ directors and executive officers and their ownership of Ansys’ common stock is set forth in Ansys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 28, 2023. To the extent that holdings of Ansys’ securities have changed since the amounts printed in Ansys’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Synopsys’ directors and executive officers is set forth in Synopsys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 17, 2023 and Synopsys’ subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.